FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Director/PDMR Shareholding announcement made on 31 March 2006
	2.	Purchase of Own Shares announcement made on 31 March 2006
	3.	Transaction in Own Shares announcement made on 3 April 2006
	4.	Transaction in Own Shares announcement made on 4 April 2006
	5.	Director/PDMR Shareholding announcement made on 5 April 2006
	6.	Purchase of Own Shares announcement made on 5 April 2006
	7.	Purchase of Own Shares announcement made on 5 April 2006
	8.	Transaction in Own Shares announcement made on 7 April 2006
	9.	Director/PDMR Shareholding announcement made on 10 April 2006
	10.	Transaction in Own Shares announcement made on 10 April 2006
	11.	Purchase of Own Shares announcement made on 11 April 2006
	12.	Director/PDMR Shareholding announcement made on 11 April 2006
	13.	Document Viewing Facility announcement made on 12 April 2006
	14.	Blocklisting Interim Review announcement made on 12 April 2006
	15.	Transaction in Own Shares announcement made on 12 April 2006
	16.	Annual Information Update announcement made on 12 April 2006
	17.	Director/PDMR Shareholding announcement made on 13 April 2006
	18.	Transaction in Own Shares announcement made on 13 April 2006
	19.	Purchase of Own Shares announcement made on 18 April 2006
	20.	Transaction in Own Shares announcement made on 19 April 2006
	21.	Transaction in Own Shares announcement made on 20 April 2006
	22.	Transaction in Own Shares announcement made on 21 April 2006
	23.	Transaction in Own Shares announcement made on 24 April 2006
	24.	Dividend Declaration announcement made on 25 April 2006
	25.	Transaction in Own Shares announcement made on 25 April 2006
	26.	Transaction in Own Shares announcement made on 26 April 2006
	27.	Supplementary Prospectus announcement made on 27 April 2006
	28.	Supplementary Offering announcement made on 27 April 2006
	29.	Transaction in Own Shares announcement made on 27 April 2006

Enclosure No. 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

ii

3. Name of person discharging managerial responsibilities/director

Howard John Moody

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Howard John Moody

8 State the nature of the transaction

                  Acquisition and disposal of shares pursuant to exercise of Executive Share Options

9. Number of shares, debentures or financial instruments relating to shares acquired

25,900

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

25,900

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Type of Transaction                            No. of Shares        Price per share

Exercise of The Royal Bank of Scotland Group
plc, Executive Share Option Scheme - 2003
Grant                                                25,900               £12.37

Sale of ordinary shares of 25p each                  25,900               £18.98

14. Date and place of transaction

30 March 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

32,366

16. Date issuer informed of transaction

31 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

31 March 2006

END

Enclosure No. 2

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 31 March 2006 it purchased for cancellation 100,000 of its ordinary shares at a price of 1882.7245p per ordinary share.

END

Enclosure No. 3

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 3 April 2006 it purchased for cancellation 100,000 of its ordinary shares at a price of 1878.725p per ordinary share.

END

Enclosure No. 4

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 4 April 2006 it purchased for cancellation 100,000 of its ordinary shares at a price of 1859.75p per ordinary share.

END

Enclosure No. 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Mrs Clare Louise Sullivan

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings by the persons referred to in 3 and 4

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Christopher Paul Sullivan : 9399

Mrs Clare Louise Sullivan : 1167

8 State the nature of the transaction

                  Sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

1,167 shares in name of Christopher Paul Sullivan

820 shares in name of Clare Louise Sullivan

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

         £18.56

14. Date and place of transaction

5 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,579

16. Date issuer informed of transaction

5 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes?

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

5 April 2006

END

Enclosure No. 6

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 5 April 2006 it purchased for cancellation 100,000 of its ordinary shares at a price of 1859.0419p per ordinary share.

END

Enclosure No. 7

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 6 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1856.5p per ordinary share.

END

Enclosure No. 8

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 7 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1850.50p per ordinary share.

END

Enclosure No. 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.56

14. Date and place of transaction

7 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,789

16. Date issuer informed of transaction

7 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 April 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.56

14. Date and place of transaction

7 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

157,014

16. Date issuer informed of transaction

7 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 April 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.56

14. Date and place of transaction

7 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

165,236

16. Date issuer informed of transaction

7 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 April 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

William Dickson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.56

14. Date and place of transaction

7 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,131

16. Date issuer informed of transaction

7 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 April 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.56

14. Date and place of transaction

7 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,086

16. Date issuer informed of transaction

7 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 April 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.56

14. Date and place of transaction

7 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,947

16. Date issuer informed of transaction

7 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 April 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.56

14. Date and place of transaction

7 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,585

16. Date issuer informed of transaction

7 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 April 2006

END

Enclosure No. 10

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 10 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1837.625p per ordinary share.

END

Enclosure No.11

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 11 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1850.25p per ordinary share.

END

Enclosure No. 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Janis Carol Kong

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Janis Carol Kong

8 State the nature of the transaction

Purchase of Shares

9. Number of shares, debentures or financial instruments relating to shares acquired

2,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.30849

14. Date and place of transaction

11 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,120

16. Date issuer informed of transaction

11 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

11 April 2006

END

Enclosure No. 13

The Royal Bank of Scotland Group plc

12 April 2006

In accordance with sections 9.6.1R and 9.6.3(1)R of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document Viewing Facility the Letter to Shareholders together with Terms and Conditions and Mandate Form in connection with the Dividend Reinvestment Plan.

END

Enclosure No. 14

                                                            SCHEDULE 5

                                                  BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                                        Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Sharesave Scheme

3. Period of return:

From         1 October 2005                           To     31 March 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

23,260,509

5. Number of shares issued / allotted under scheme during period:

9,956,820

6. Balance under scheme not yet issued / allotted at end of period

13,303,689

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

20,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,199,689,556

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 626 3865

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                            SCHEDULE 5

                                                  BLOCKLISTING SIX MONTHLY RETURN
To:      Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                                        Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Executive Share Option Scheme

3. Period of return:

From         1 October 2005                           To     31 March 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

10,436,402

5. Number of shares issued / allotted under scheme during period:

955,121

6. Balance under scheme not yet issued / allotted at end of period

9,481,281

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

6,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,199,689,556

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 626 3865

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                            SCHEDULE 5

                                                  BLOCKLISTING SIX MONTHLY RETURN
To:      Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                                        Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Sharesave Scheme

3. Period of return:

From         1 October 2005                           To     31 March 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,134,986

5. Number of shares issued / allotted under scheme during period:

329

6. Balance under scheme not yet issued / allotted at end of period

2,134,657

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,199,689,556

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 626 3865

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                            SCHEDULE 5

                                                  BLOCKLISTING SIX MONTHLY RETURN
To:      Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                                        Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Executive Share Option Scheme

3. Period of return:

From         1 October 2005                           To     31 March 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,442,347

5. Number of shares issued / allotted under scheme during period:

300,203

6. Balance under scheme not yet issued / allotted at end of period

1,142,144

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,199,689,556

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 626 3865

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                            SCHEDULE 5

                                                  BLOCKLISTING SIX MONTHLY RETURN
To:      Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                                        Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Option 2000 Scheme

3. Period of return:

From         1 October 2005                           To     31 March 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

8,926,350

5. Number of shares issued / allotted under scheme during period:

1,931,850

6. Balance under scheme not yet issued / allotted at end of period

6,994,500

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,199,689,556

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 626 3865

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                            SCHEDULE 5

                                                  BLOCKLISTING SIX MONTHLY RETURN
To:      Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                                        Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Employee Share Ownership Plan

3. Period of return:

From         1 October 2005                           To     31 March 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

7,580,523

5. Number of shares issued / allotted under scheme during period:

2,348,365

6. Balance under scheme not yet issued / allotted at end of period

5,232,158

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15 January 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,199,689,556

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 626 3865

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                            SCHEDULE 5

                                                  BLOCKLISTING SIX MONTHLY RETURN
To:      Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                                        Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From         1 October 2005                           To     31 March 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

247,946

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

247,946

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,199,689,556

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 626 3865

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                            SCHEDULE 5

                                                  BLOCKLISTING SIX MONTHLY RETURN
To:      Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                                        Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From         1 October 2005                           To     31 March 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

215,874

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

215,874

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,199,689,556

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 626 3865

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                            SCHEDULE 5

                                                  BLOCKLISTING SIX MONTHLY RETURN
To:      Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                                        Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From         1 October 2005                           To     31 March 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

250,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,199,689,556

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 626 3865

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                            SCHEDULE 5

                                                  BLOCKLISTING SIX MONTHLY RETURN
To:      Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                                        Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From         1 October 2005                           To     31 March 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

243,634

5. Number of shares issued / allotted under scheme during period:

1,326

6. Balance under scheme not yet issued / allotted at end of period

242,308

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,199,689,556

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 626 3865

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 15

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 12 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1830.25p per ordinary share.

END

Enclosure No. 16

The Royal Bank of Scotland Group plc (the "Company")

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following summarises the information and documents published, or made available to the public, by the Company throughout the twelve months ended 12 April 2006.

1. London Stock Exchange Announcements

The announcements listed below were published on the London Stock Exchange via RNS a Regulatory Information Service and can be
obtained from their website at www.londonstockexchange.com and the Company's website at www.rbs.com

Date                             Announcement
12 April 2006                    Document Viewing Facility
11 April 2006                    Director/PDMR Shareholding
11 April 2006                    Transaction in Own Shares
10 April 2006                    Director/PDMR Shareholding
10 April 2006                    Transaction in Own Shares
7 April 2006                     Transaction in Own Shares
6 April 2006                     Transaction in Own Shares
5 April 2006                     Director/PDMR Shareholding
5 April 2006                     Transaction in Own Shares
4 April 2006                     Transaction in Own Shares
3 April 2006                     Transaction in Own Shares
31 March 2006                    Director/PDMR Shareholding
31 March 2006                    Transaction in Own Shares
30 March 2006                    Final Results : National Westminster Bank Plc
30 March 2006                    Transaction in Own Shares
29 March 2006                    Transaction in Own Shares
28 March 2006                    Transaction in Own Shares
27 March 2006                    Transaction in Own Shares
27 March 2006                    FRN Variable Rate Fix x 4
24 March 2006                    Transaction in Own Shares
23 March 2006                    Transaction in Own Shares
22 March 2006                    Transaction in Own Shares
20 March 2006                    Transaction in Own Shares
17 March 2006                    Report and Accounts : 2005
17 March 2006                    Transaction in Own Shares
16 March 2006                    Publication of Final Terms
16 March 2006                    Transaction in Own Shares
10 March 2006                    Transaction in Own Shares
10 March 2006                    Director/PDMR Shareholding
8 March 2006                     Director/PDMR Shareholding x 3
8 March 2006                     Transaction in Own Shares
6 March 2006                     Supplementary Prospectus x 2
6 March 2006                     Transaction in Own Shares
2 March 2006                     Transaction in Own Shares
1 March 2006                     Director/PDMR Shareholding
1 March 2006                     Transaction in Own Shares
28 February 2006                 Annual Results : 2005
28 February 2006                 Dividend Reinvestment Plan
24 February 2006                 US Sterling Dividend : National Westminster Bank Plc
24 February 2006                 Director/PDMR Shareholding x 2
24 February 2006                 Dividend Declaration
23 February 2006                 Rule 8.3 - (P&O)
14 February 2006                 Directorate Change
8 February 2006                  Director/PDMR Shareholding
1 February 2006                  Redemption of US Dollar Preference Shares
26 January 2006                  Publication of Final Terms
23 January 2006                  Form 8.3
20 January 2006                  Publication of Final Terms
20 January 2006                  Rule 8.3 - London Stock Exchange
19 January 2006                  FRN Variable Rate Fix
19 January 2006                  Publication of Supplementary Prospectus
19 January 2006                  Rule 8.3 - London Stock Exchange
16 January 2006                  Publication of Final Terms
11 January 2006                  Schedule 10 - Notification of Major Interests in shares
10 January 2006                  Director/PDMR Shareholding
6 January 2006                   Publication of Supplementary Offering Memorandum
6 January 2006                   Publication of Supplementary Prospectus
5 January 2006                   FRN Variable Rate Fix
3 January 2006                   Investment in Bank of China
29 December 2005                 Director/PDMR Shareholding
21 December 2005                 Directorate Change
20 December 2005                 Publication of Final Terms
20 December 2005                 Publication of supplementary Prospectus
16 December 2005                 FRN Variable Rate Fix
15 December 2005                 Redemption of Securities : National Westminster Bank Plc
12 December 2005                 Completion of Sale of Non-Cumulative Euro Trust Preferred Securities
8 December 2005                  Director/PDMR Shareholding
8 December 2005                  Disclosure of Risk-Weighted Asset at the Divisional Level under IFRS
8 December 2005                  Pre-close Trading Update
30 November 2005                 Redemption of Exchangeable Capital Securities
30 November 2005                 Publication of Supplementary Prospectus for Euro Medium Term Note Programme
29 November 2005                 Issue of Non-Cumulative Euro Trust Preferred Securities
23 November 2005                 Declaration of US Preference Dividend : National Westminster Bank Plc
23 November 2005                 Declaration of Dividend on Sterling Preference Shares
23 November 2005                 Declaration of Dividend on US Dollar Preference Shares
23 November 2005                 Directorate Change - Janis Kong
21 November 2005                 Director/PDMR Shareholding
21 November 2005                 Publication of Prospectus - Securitisation
9 November 2005                  Completion of the Issue of 22,000,000 Category II Non-Cumulative Dollar Preference
                                 Shares designated Series P
9 November 2005                  Director/PDMR Shareholding
9 November 2005                  FRN Variable Rate Fix
9 November 2005                  Publication of Supplementary Prospectus for Euro Medium Term Note Programme
8 November 2005                  Director/PDMR Shareholding
27 October 2005                  Pricing of US Dollar Preference Shares
24 October 2005                  Redemption of US Dollar Preference Shares
24 October 2005                  Issue of US Dollar Preference Shares
19 October 2005                  Interim Results on Form 6-K
14 October 2005                  Blocklisting Six Monthly Return
12 October 2005                  FRN Variable Rate Fix
10 October 2005                  Director/PDMR Shareholding
10 October 2005                  Director/PDMR Shareholding
5 October 2005                   Director/PDMR Shareholding
5 October 2005                   Scrip Dividend
4 October 2005                   Merrill Lynch Banking & Insurance Conference 2005
3 October 2005                   Director/PDMR Shareholding
30 September 2005                Publication of Supplementary Prospectus for Euro Medium Term Note Programme
29 September 2005                Director/PDMR Shareholding
29 September 2005                Investor Conference
27 September 2005                Stabilisation Notice
22 September 2005                Publication of Prospectus for Medium-Term Note Programme
21 September 2005                Director/PDMR Shareholding
19 September 2005                Director/PDMR Shareholding
16 September 2005                United States Dollar MTN Programme
8 September 2005                 Director/PDMR Shareholding
8 September 2005                 Director/PDMR Shareholding
5 September 2005                 Director/PDMR Shareholding
2 September 2005                 Form 20F and Form 6-K
30 August 2005                   Submission of Circular Letter
30 August 2005                   Redemption of US Dollar Preference Shares
30 August 2005                   Publication of Corporate Responsibility Report for 2004
25 August 2005                   Declaration of Dividend on US Dollar Preference Shares
23 August 2005                   Schedule 10 - Notification of Major Interest in Shares
22 August 2005                   Schedule 10 - Notification of Major Interest in Shares
19 August 2005                   Schedule 10 - Notification of Major Interest in Shares
19 August 2005                   Schedule 10 - Notification of Major Interest in Shares
18 August 2005                   Schedule 10 - Notification of Major Interest in Shares
18 August 2005                   Placing Statement : Banco Santander Central Hispano, S.A.
18 August 2005                   Further Placing Statement : Banco Santander Central Hispano, S.A.
18 August 2005                   Formation of Strategic Partnership with Bank of China
17 August 2005                   Schedule 10 - Notification of Major Interests in Shares
12 August 2005                   Publication of Prospectus : Euro Medium Term Note Programme
9 August 2005                    Director/PDMR Shareholding
9 August 2005                    Director/PDMR Shareholding
4 August 2005                    Interim Results
2 August 2005                    Directorate Change - Sir Tom McKillop
2 August 2005                    Schedule 10 - Notification of Major Interests in Shares
12 July 2005                     Early Redemption
8 July 2005                      Director/PDMR Shareholding
23 June 2005                     Directorate Change - Mr Fred Watt
18 June 2005                     Settlement Agreement
15 June 2005                     Pricing of Non-Cumulative Euro Preferred Securities
9 June 2005                      Issue of Fixed Rate Non-Cumulative Euro Preferred Securities
8 June 2005                      Pre-Close Trading Update and IFRS Transition Report
8 June 2005                      Schedule 11 - Notification
6 June 2005                      Schedule 11 - Notification
2 June 2005                      Scrip Dividend
1 June 2005                      Change in Role of Director - Gordon Pell
27 May 2005                      Declaration of Quarterly Dividend in US Dollar Preference Shares
24 May 2005                      Dividend on US$ Preference Shares : National Westminster Bank Plc
24 May 2005                      Declaration of Dividend on US Dollar Preference Shares
20 May 2005                      Schedule 11 - Notification
20 May 2005                      Schedule 11 - Notification
19 May 2005                      Completion of US Dollar Preference Shares
13 May 2005                      Pricing of US Dollar Preference Shares
10 May 2005                      US Dollar Preference Shares Issue
10 May 2005                      Presentation to the UBS Financial Services Conference
9 May 2005                       Schedule 11 - Notification
9 May 2005                       Schedule 11 - Notification
9 May 2005                       Schedule 11 - Notification
5 May 2005                       Schedule 5 - Blocklisting Six Monthly Return
25 April 2005                    Interim Dividend Declaration
21 April 2005                    Directorate Change
21 April 2005                    Document Viewing Facility submission
20 April 2005                    AGM Statement
20 April 2005                    Circular Letter to Shareholders

Details of all regulatory announcements can be found in full on the Company's Market News pages on the London Stock Exchange website at www.londonstockexchange.com.

The Company also has a secondary listing on the New York Stock Exchange. The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at www.sec.gov.

2. Documents filed at Companies House
The company has submitted filings to Companies House in relation to:

..        allotment of shares

..        appointment and resignation of Directors (or changes in their particulars)

..        accounts

..        annual return

..        changes to Memorandum and Articles of Association

..        authority to allot shares

..        authority to dis-apply pre-emption rights

..        increase of share capital

..        redemption of shares

The documents were filed with the Registrar of Companies at Companies House and can be obtained from Companies House or through
Companies House Direct at www.direct.companieshouse.gov.uk

3. Documents sent to the UK Listing Authority

Copies of the following documents were also submitted, at the time, to the UK Listing Authority for inspection at their Document
Viewing Facility situated at:

Financial Services Authority

The North Colonnade

Canary Wharf

London

E14 5HS

Date                             Document

12 April 2006                    Circular Letter to Shareholders together with Form of Election in connection with the offer of shares in lieu of a cash dividend.

17 March 2006                    Circular Letter to Shareholders (including the Notice for the Annual General Meeting)
                                 and supporting documentation including the Report and Accounts/Annual Review and
                                 Summary Financial Statement.

30 August 2005                   Circular Letter to Shareholders together with Form of Election in connection with the offer of shares in lieu of a cash dividend.

25 April 2005                    Copies of the additional business resolutions passed at the Annual General Meeting on
                                 20 April 2005

20 April 2005                    Circular Letter to Shareholders together with Form of Election in connection with the offer of shares in lieu of a cash dividend.

14 March 2005                    Circular Letter to Shareholders (including the Notice for the Annual General Meeting)
                                 and supporting documentation including the Report and Accounts/Annual Review and
                                 Summary Financial Statement.

4. Documents sent to Shareholders

The following documents were also sent to Shareholders over the past twelve months and can be obtained from the Company's website at www.rbs.co.uk

Date                             Document

12 April 2006                    Circular Letter together with Form of Election in connection with the offer of shares in lieu of a cash dividend.

17 March 2006                    Circular Letter (including Notice of the Annual General Meeting) and supporting documentation including the Report And Accounts/Annual Review and Summary Financial
                                 Statement.

30 August 2005                   Circular Letter together with Form of Election in connection with the offer of shares in lieu of a cash dividend.

20 April 2005                    Circular Letter together with Form of Election in connection with the offer of shares in lieu of a cash dividend.

14 March 2005                    Circular Letter (including Notice of the Annual General Meeting) and supporting documentation including the Report And Accounts/Annual Review and Summary Financial
                                 Statement.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the UK and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as may expressly be set out therein). The information referred to above is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below, constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Name of contact and telephone number for queries:

Hew Campbell

Deputy Company Secretary

The Royal Bank of Scotland Group plc

Tel: 0131 626 4099

12 April 2006

END

Enclosure No. 17

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

William Michael Friedrich

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William Michael Friedrich

8 State the nature of the transaction

Purchase of Shares

9. Number of shares, debentures or financial instruments relating to shares acquired

20,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.423728

14. Date and place of transaction

13 April 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

20,000

16. Date issuer informed of transaction

13 April 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 April 2006

END

Enclosure No. 18

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 13 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1837p per ordinary share.

END

Enclosure No. 19

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 18 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1823.375p per ordinary share.

END

Enclosure No. 20

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 19 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1829.025p per ordinary share.

END

Enclosure No. 21

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 20 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1819p per ordinary share.

END

Enclosure No. 22

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 21 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1818.25p per ordinary share.

END

Enclosure No. 23

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 24 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1795.5p per ordinary share.

END

Enclosure No. 24

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 MARCH 2006

The Directors have declared a half-yearly dividend on the 11 per cent and the 5.5 per cent £1 cumulative preference shares. The dividend will be paid on 31 May 2006 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 5 May 2006.

24 April 2006

End

Enclosure No. 25

                                               THE ROYAL BANK OF SCOTLAND GROUP plc

                                                      PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 25 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1796.5p per ordinary share.
END

Enclosure No. 26

                                               THE ROYAL BANK OF SCOTLAND GROUP plc
                                                      PURCHASE OF OWN SHARES
The Royal Bank of Scotland Group plc announces that on 26 April 2006 it purchased for cancellation 100,000 of its ordinary shares at an average price of 1808.45p per ordinary share.

END

Enclosure No. 27

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing
Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc / The Royal
Bank of Scotland plc £35,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1230c_-2006-4-27.pdf

A copy of each Annual Report and Accounts incorporated by reference in the
Prospectus is available to the public for inspection at the UK Listing
Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf,
London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL:      020 7085 4925

FAX:      020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus)
only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you
must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 28

Publication of Supplementary Offering Memorandum

The following Supplementary Offering Memorandum has been approved by the UK
Listing Authority and is available for viewing:

Supplementary Offering Memorandum for The Royal Bank of Scotland Group plc / The
Royal Bank of Scotland plc $20,000,000,000 Medium-Term Note Program

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1239c_-2006-4-27.pdf

A copy of each Annual Report and Accounts incorporated by reference in the
Prospectus is available to the public for inspection at the UK Listing
Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf,
London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL:      020 7085 4925

FAX:      020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Offering
Memorandum (and the Offering Memorandum to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Memorandum and the Supplementary Offering Memorandum
is not addressed. Prior to relying on the information contained in the Offering
Memorandum and the Supplementary Offering Memorandum, you must ascertain from the Offering Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 29

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 27 April 2006 it purchased for cancellation 200,000 of its ordinary shares at an average price of
1802.4375 p per ordinary share.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:28 April, 2006

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat